PE
8-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated August 19, 2002 announcing the appointment of Micheline Bouchard as next President & CEO of ART; and

2. Press release dated July 21st, 2002 announcing results for the fiscal year ended April 30, 2002.

News release
For immediate publication

APPOINTMENT OF MICHELINE BOUCHARD AS NEXT PRESIDENT & CEO OF ART ADVANCED RESEARCH TECHNOLOGIES INC.

SAINT-LAURENT, Canada, August 19, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX "ARA"), a leading developer of optical imaging technologies for the detection of anomalies in the biomedical sector, is pleased to announce (subject to regulatory approval) that Ms. Micheline Bouchard will succeed Mr. Serge Huot as President and CEO of ART as of September 3, 2002. Ms. Bouchard will also become a member of the Board of Directors on the same day.

"The appointment of Ms. Bouchard represents a significant addition for ART, given her well-established abilities and her vast experience in leadership positions within multinational companies in the United-States and Canada," stated Mr. Bernard Allaire, Chairman of the Board of ART. "ART holds a unique and exclusive expertise in optical imaging and Ms. Bouchard is certainly the most qualified person to take full advantage of this exceptional leadership position," added Mr. Allaire.

"Taking on the position of Chief Executive Officer of ART a this stage in its growth represents an exciting challenge, particularly in light of the significant impact which the products developed by ART will have on the health and quality of life of a great number of people," stated Ms. Micheline Bouchard, future President and CEO of ART.

"After a distinguished career at General Electric Company, Mr. Serge Huot accepted a challenging mandate, to refocus the activities of ART so as to transform it from an industrial and medical R&D company into a marketing and product development enterprise that focuses exclusively on the biomedical sector," declared Mr. Allaire. "Mr. Huot successfully completed this mandate thus allowing Ms. Bouchard to carry on the task of bringing SoftScan® to market and developing new biomedical products in the field of molecular imaging." Mr. Huot remains committed to ART and will from now on serve on its Board of Directors, thereby providing to the company continued support and a recognized expertise in worldwide product manufacturing and quality management systems in the biomedical sector," concluded Mr. Allaire.

About Ms. Micheline Bouchard

During the course of her career, Ms. Bouchard has held several executive positions within major companies in various fields in the high technology sector, such as Motorola, Hewlett-Packard, DMR Group and CGI Group. In particular, she was President and CEO of Motorola Canada Inc., and, until recently, held a key executive position with worldwide responsibilities at Motorola Inc.'s headquarters in Chicago.

.../2

As part of her responsibilities, Ms. Bouchard oversaw the development and worldwide commercialization of numerous high technology products, both in emerging and established markets. She successfully conducted negotiations relating to the conclusion of numerous strategic alliances, with respect as much to R&D as to the marketing and international distribution of new products. Finally, she has a wide-ranging experience in the development and execution of financing strategies.

Ms. Bouchard was a director of a number of important corporations, including Sears Canada, Ford Canada, Monsanto Canada, Canada Post, Banque Nationale de Paris and London Life. Ms. Bouchard is also a member of the Order of Canada. Moreover, her expertise and leadership qualities have been recognized by several universities which have awarded her an honorary doctorate, namely HEC Montreal Business School and the universities of Ryerson, Waterloo, Ottawa and McMaster.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the biomedical sector. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates the most information possible about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

-30-

INFORMATION

Montréal
Simard Hamel Communications
Jean-Marc Simard
(j.m.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Kathleen Vollrath
(kvollrath@bmporternovelli.com)
(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.
Sébastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs and Secretary
(514) 832-0777

ATTENTION : FINANCE AND ECONOMY EDITORS

Logos and photos are available on the web, at shc.ca/rp/art/

News release
For immediate publication

ART ANNOUNCES RESULTS FOR THE FISCAL YEAR ENDED APRIL 30, 2002

The Company now has an exclusive biomedical focus, made a breakthrough in molecular imaging, and generated sufficient cash to carry on its operations for an 18-month period

Saint-Laurent, Canada, August 21, 2002 — ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leading developer of optical imaging technologies for the detection of anomalies in the biomedical sector, announced sales of US$539,000 for the fiscal year ended April 30, 2002, compared to US$676,000 the previous year. The Company posted a net loss of US$10,9 million (US$0.54 per share), compared to US$9,9 million (US$0.56 per share) in fiscal 2001. Sales in the fourth quarter of fiscal 2002 reached $142,000, as compared to none in the corresponding period last year.

Focus on the biomedical sector

ART has developed proprietary time-domain optical imaging technology for the biomedical sector and has acquired an exclusive worldwide license to use Dr. Britton Chance's time-domain patent portfolio. This privileged position led ART toward an exclusive biomedical focus and the divestiture of its ISIS® division, whose proprietary thermal imaging technology had reached a mature stage of development. ART is now in a position to fully leverage its leadership in optical imaging for the biomedical sector, and has generated sufficient cash to carry on its operations for an 18-month period.

Scientific breakthrough in molecular imaging

ART's recent research based on the SoftScan® optical technology platform opened the door to a new and promising sector of biomedical applications: molecular imaging. The scientific validation achieved by the Company this year of its molecular imaging technology, confirms that molecular imaging could be efficient for monitoring physiological changes in laboratory animals used in the pharmaceutical industry for developing drugs, without the need for autopsies. Because it will not be used on humans initially, this technology will not have to go through the Health Canada and FDA approval process, and therefore, can be brought to market quickly.

The revenues generated from this first commercial application for small laboratory animals will make it possible to fund further research to adapt optical molecular imaging for human applications, and thereby open an entirely new market that has great potential.

.../2

SoftScan®

During the development of ART's SoftScan® optical imaging technology, encouraging results from the first two pilot studies had given rise to an optimism that, while legitimate, was not very realistic in terms of the timetable for development work and final validation. Consequently, development of SoftScan® had to be spread out over a longer period. This in turn necessitated a strategy of accelerated commercialization, which led to the successful research on the molecular imaging technology applied to animal imaging, which will be faster to market. ART also considered various marketing scenarios in order to further reduce the risks from any new delays.

The Company has worked this year toward improving SoftScan®'s engineering and ergonomic configuration based on strict criteria, which will facilitate the technology's commercial success. ART has also initiated clinical studies in collaboration with the McGill University Health Centre, in order to validate and optimize patient positioning and the most recent configuration modifications made to the device.

ISIS®

As for ISIS®, ART has continued its marketing efforts with leaders in the electronics sector. However, in July 2002, the economic downturn that continues to affect this industry led the Company to sell its ISIS® division for US$5.5 million to Photon Dynamics, Inc., a major supplier of solutions to the electronics market, in order to focus its efforts on the biomedical sector.

This transaction demonstrated ART's ability to develop and bring to maturity innovative products, and to market them in order to address emerging needs.

Financial Highlights (in US dollars)

ART posted sales of $142,000 in the fourth quarter of fiscal 2002, as compared to none in the corresponding period last year. For the year ended April 30, 2002, sales were $539,000, compared to $676,000 for fiscal 2001. These revenues came from the sales of ISIS® systems.

R&D expenditures in the fourth quarter of fiscal 2002 were $1,4 million, compared to $2 million in the corresponding period last year. Total R&D expenditures for the fiscal year ended April 30, 2002 were $6,9 million, compared to $5,5 million for fiscal 2001. Close to 90% of R&D investment was allocated to the medical sector.

The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

Selling, general, and administrative expenses in the fourth quarter of fiscal 2002 decreased to $916,000, compared to $1,9 million in the corresponding period last year. Total selling, general, and administrative expenses were $4,4 million for the fiscal year ended April 30, 2002, down from $5,0 million for the fiscal year ended April 30, 2001. The decrease in the Company's selling, general, and administrative expenses is mainly due to internal re-organizations.

.../3

Overall expenses resulted in a net loss of $2,2 million, in the fourth quarter of fiscal 2002 compared to $3,9 million in the corresponding period last year. The net loss for the fiscal year ended April 30, 2002 was $10,9 million ($0.54 per share), compared to $9,9 million ($0.56 per share) for the year ended April 30, 2001.

On a pro forma basis, considering the recent divestiture of ISIS®, which generated US$5.5 million, the Company has sufficient cash to fund its activities for an 18-month period.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical technologies used in the detection of anomalies in the biomedical sector. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates critical information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site, at: www.art.ca.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

-30-

INFORMATION

Montréal
Simard Hamel Communications
Jean-Marc Simard (j.m.simard@shc.ca)
Josée-Michelle Simard (josee-michelle.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Kathleen Vollrath (kvollrath@bmporternovelli.com)
(416) 423-6605

SOURCE

ART Advanced Research Technologies Inc.
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Corporate Services and Chief Financial Officer
Sébastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs and Secretary
(514) 832-0777

ART Advanced Research Technologies Inc.
Consolidated Loss and Deficit
(in thousand of U.S. dollars except per share amounts)

	Three months ended		Year ended	
	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
	(Unaudited)			
Sales	$ 142	$ -	$ 539	$ 676
Cost of sales	69	-	293	376
Gross margin	73	-	246	300
Other revenues	11	-	13	5
	84	-	259	305
Operating expenses				
Research and development expenses	1,353	2,022	6,915	5,546
Selling, general and administrative expenses	916	1,906	4,435	4,982
Depreciation expense	63	64	235	218
	2,332	3,992	11,585	10,746
Operating loss	2,248	3,992	11,326	10,441
Interest expense	-	-	4	15
Interest income	(22)	(116)	(230)	(590)
Foreign exchange loss (gain)	23	-	(219)	-
Net loss	$ 2,249	$ 3,876	10,881	9,866
Deficit, beginning of year			30,405	18,182
Share issue expenses			1,023	2,357
Deficit, end of year			$ 42,309	$ 30,405
Net loss per share	$ 0.11	$ 0.22	$ 0.54	$ 0.56
Weighted average number of shares outstanding	20,517,924	17,948,273	20,161,734	17,547,904
Number of shares outstanding, end of period	20,523,591	18,014,166	20,523,591	18,014,166

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars)

		April 30, 2002		April 30, 2001
ASSETS				
Current assets				
Cash	$	681	$	255
Term deposit, 1.25%, maturing in April 2003		191		-
Commercial paper, 1.95%, maturing in May 2002		16		-
Commercial papers, 2.15% to 2.35%, maturing from June to August 2002		2,224		-
Commercial papers, 5% to 5.32%, maturing from May to July 2001		-		5,953
Accounts receivable		188		445
Government assistance receivable		276		691
Inventories		1,067		1,518
Prepaid expenses		49		133
		4,692		8,995
Fixed assets		455		602
Other assets				
Deposit		12		32
Patents		956		840
Deferred charges		-		30
		968		902
	$	6,115	$	10,499
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities		1,501		3,145
		1,501		3,145
SHAREHOLDERS' EQUITY				
Capital stock and share purchase warrants		48,045		38,452
Deficit		(42,309)		(30,405)
Cumulative translation adjustments		(1,122)		(693)
		4,614		7,354
	$	6,115	$	10,499

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars)

	Three months ended		Year ended	
	April 30, 2002	April 30, 2001	April 30, 2002	April 30, 2001
	(Unaudited)			
OPERATING ACTIVITIES				
Net loss	$ (2,249)	$ (3,876)	$ (10,881)	$ (9,866)
Non-cash item				
Depreciation expense	63	64	235	218
Extension of share purchase warrants	60	-	60	-
Decrease (increase) in *current assets*				
Accounts receivable	(42)	(165)	248	(248)
Government assistance receivable	(42)	(114)	401	191
Inventories	220	(498)	421	(1,135)
Prepaid expenses	147	20	82	(79)
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	107	1,749	(1,458)	1,226
Cash flows from operating activities	(1,736)	(2,820)	(10,892)	(9,693)
INVESTING ACTIVITIES				
Decrease (increase) of short-term investments	(1,489)	637	3,419	(6,053)
Increase in fixed assets	(8)	(25)	(80)	(292)
Increase in other assets	(75)	(140)	(257)	(206)
Cash flows from investing activities	(1,572)	472	3,082	(6,551)
FINANCING ACTIVITIES				
Decrease (increase) in deferred charges	2	(19)	29	(30)
Decrease in bank loan	-	-	-	(674)
Share issue	10	-	9,533	11,789
Share issue expenses	-	38	(1,023)	(2,318)
Cash flows from financing activities	12	19	8,539	8,767
Net increase (decrease) in cash and cash equivalents	(3,296)	(2,329)	729	(7,477)
Effect of *foreign currency translation adjustments*	7	8	(287)	(384)
Cash and cash equivalents, beginning of year	3,986	2,576	255	8,116
Cash and cash equivalents, end of year	$ 697	$ 255	$ 697	$ 255
CASH AND CASH EQUIVALENTS				
Cash			$ 681	$ 255
Commercial paper			16	-
			$ 697	$ 255
Supplemental disclosure of cash flows information				
Interest paid	-	-	(4)	(15)
Interest received	22	116	230	590

The accompanying notes are an integral part of the consolidated financial statements.

(in thousand of U.S. dollars)

Basis of presentation
The accompanying unaudited financial statements are in accordance with Canadian accounting principles generally accepted for interim financial statements and do not include all the information required for complete financial statements.They are also consistent with the policies outlined in the Corporation's audited financial statements for the year ended April 30, 2001 except where stated below. The interim financial statements and related notes should be read in conjunction with the Corporation's audited financial statements for the year ended April 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management.

Change in accounting policy
During the year, the company adopted, on a retroactive basis, the new recommendations of the Canadian institute of Chartered Accountants with respect to Section 3500, *Earnings per Share*. Under the new recommendations, the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options. All prior diluted earnings per share amounts have been reclaculated in accordance with the new requirements. Since the Company has incurred losses, such recalculations did not result in any change to the Company's previously reported diluted earnings per share for all periods presented.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Basic and diluted loss per common share and information pertaining to number of shares
Per share amounts have been computed based on the weighted average number of common shares outstanding each period. Diluted loss per share is calculated by adjusting outstanding shares, assuming any dilutive effects of options and warrants. For all of the periods presented, the effect of stock options and warrants was not included, as the effect would be anti-dilutive. Consequently, there is no difference between the basis and dilutive net loss per share.

Segment information
For purposes of operating decision-making and performance assessment, management considers that it is operating in two separate segments: the application of laser and thermal imaging technologies to the medical sector ("Medical") and the use of infrared imaging optical technology to detect defects in printed circuit boards ("Industrial"). These businesses are organized predominantly around product and service offerings. The accounting policies of the segments are the same as those described in the summary of accounting policies. There are no significant intersegment transactions.

As at April 30 2002, the majority of identifiable assets consisted of cash and commercial papers used for corporate head office purposes. Identifiable assets by segment are summarized as follow:

	Corporate	Medical	Industrial	Total
Identifiable assets	$ 3,201	$ 1,548	$ 1,366	$ 6,115

As at April 30 2001, the majority of identifiable assets consisted of cash and commercial papers used for corporate head office purposes. Identifiable assets by segment are summarized as follow:

	Corporate	Medical	Industrial	Total
Identifiable assets	$ 6,903	$ 1,491	$ 2,105	$ 10,499

For the years ended April 30, 2002 and April 30,2001, information pertaining to the two operating segments are summarized as follows:

	Three months ended April 30, 2002 Medical	Three months ended April 30, 2002 Industrial (Unaudited)	Three months ended April 30, 2002 Total	Three months ended April 30, 2001 Medical	Three months ended April 30, 2001 Industrial (Unaudited)	Three months ended April 30, 2001 Total
Sales	$ -	$ 142	$ 142	$ -	$ -	$ -
Cost of sales	-	69	69	-	-	-
Gross Margin	-	73	73	-	-	-
Others revenues	-	11	11	-	-	-
	-	84	84	-	-	-
Operating expenses						
Research and development expenses	1,178	175	1,353	1,436	586	2,022
Selling, general and administrative expenses	518	398	916	680	1,226	1,906
Depreciation expense	54	9	63	32	32	64
	1,750	582	2,332	2,148	1,844	3,992
Operating loss	1,750	498	2,248	2,148	1,844	3,992
Net interest income	(18)	(4)	(22)	(58)	(58)	(116)
Foreign exchange loss or (gain)	18	5	23	-	-	-
Net loss	$ 1,750	$ 499	$ 2,249	$ 2,090	$ 1,786	$ 3,876

	Year ended April 30, 2002 Medical	Year ended April 30, 2002 Industrial	Year ended April 30, 2002 Total	Year ended April 30, 2001 Medical	Year ended April 30, 2001 Industrial	Year ended April 30, 2001 Total
Sales	$ -	$ 539	$ 539	$ -	$ 676	$ 676
Cost of sales	-	293	293	-	376	376
Gross Margin	-	246	246	-	300	300
Other revenues	-	13	13	-	5	5
	-	259	259	-	305	305
Operating expenses						
Research and development expenses	6,145	770	6,915	3,958	1,588	5,546
Selling, general and administrative expenses	2,556	1,879	4,435	1,752	3,230	4,982
Depreciation expense	201	34	235	93	125	218
	8,902	2,683	11,585	5,803	4,943	10,746
Operating loss	8,902	2,424	11,326	5,803	4,638	10,441
Net interest income	(181)	(45)	(226)	(287)	(288)	(575)
Foreign exchange loss or (gain)	(175)	(44)	(219)	-	-	-
Net loss	$ 8,546	$ 2,335	$ 10,881	$ 5,516	$ 4,350	$ 9,866

The accompanying notes are an integral part of the consolidated financial statements.

Subsequent Events

In June 2002, the company announced the signing of a letter of intent for the divestiture of its Industrial division for proceeds of US$5.5 million. The closing of the transaction is subject to usual conditions, including due diligence.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH
TECHNOLOGIES INC.
(Registrant)

By: ______________________
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: September 9, 2002